Exhibit 1.02 to Form SD

Actions Semiconductor Co., Ltd.

Conflict Minerals Report

For The Reporting Period January 1 to December 31, 2013

This Conflict Minerals Report (“CMR”) has been prepared by Actions Semiconductor Co., Ltd. (herein referred to, alternatively, as “Actions,” “we” and “our”). This CMR for the reporting period January 1 to December 31, 2013 is presented to comply with the final conflict minerals implementing rules (“Final Rules”) promulgated by the Securities and Exchange Commission (“SEC”), as modified by SEC guidance issued on April 29, 2014 and the SEC order issued on May 2, 2014. The Final Rules were adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 as codified in Section 13(p) of the Securities Exchange Act of 1934. The Final Rules impose certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. “Conflict minerals” are currently defined by the SEC as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which the SEC has currently limited to tin, tantalum, tungsten and gold.

To comply with the Final Rules, we conducted due diligence on the origin, source and chain of custody of the conflict minerals that were necessary to the functionality or production of the products that we manufactured or contracted to manufacture to ascertain whether these conflict minerals originated in the Democratic Republic of Congo or an adjoining country (collectively, “Covered Countries”) and financed or benefited armed groups (as defined in Section 1, Item 1.01(d)(2) of Form SD) in any of these countries.

Pursuant to SEC guidance issued April 29, 2014 and the SEC order issued May 2, 2014, Actions is not required to describe any of its products as “DRC conflict free” (as defined in Section 1, Item 1.01(d)(4) of Form SD), “DRC conflict undeterminable” (as defined in Section 1, Item 1.01(d)(5) of Form SD) or “having not been found to be ‘DRC conflict free,’” and therefore makes no conclusion in this regard in the report presented herein.  Furthermore, given that Actions has not voluntarily elected to describe any of its products as “DRC conflict free,” an independent private sector audit of the report presented herein has not been conducted.

I.	Company Overview

Actions is a fabless semiconductor company that designs, develops and markets integrated platform solutions, including systems-on-a-chip (“SoCs”), firmware, software development tools and reference designs, for manufacturers of portable media players and smart handheld devices such as tablets. We provide integrated platform solutions to tablet and portable media player manufacturers, brand owners and value-added distributors that enable them to accelerate the time-to-market for their products.

II.	Product Overview

We provide a variety of solutions along the tablet and portable media player design and manufacturing value chain. For most of our value-added distributor customers and certain more sophisticated contract manufacturer and brand owner customers, we provide our SoCs and solution development kits (“SDKs”). For less sophisticated customers, we provide our total solutions that consist of our SoCs, SDKs as well as reference designs that include detailed specifications of other required components and references to the providers of those components, which together allow these customers to assemble a complete portable media player or tablet.

III.	Supply Chain Overview

Our SoCs are manufactured by third-party foundries that process silicon wafers and produce the SoCs. The major raw materials in use are silicon wafers, which are procured by our third-party foundries and are a widely available commodity in the semiconductor supply chain. We manage much of our manufacturing logistics internally, including pre-production hardware testing, test program development, characterization and qualification testing, production scheduling, capacity planning, work-in-progress tracking, yield management, shipping logistics, supplier management and quality support functions, such as failure analysis. For purposes of this CMR, references to our “products” refer to our hardware products, and references to our “suppliers” refer to our direct product suppliers.

IV.	Conflict Minerals Analysis and Reasonable Country of Origin Inquiry

Based upon a review of our products and our reasonable country of origin inquiry (“RCOI”), we have concluded that:

•	our products contain conflict minerals that are necessary to the production or functionality of such products; and

•	we are unable to determine whether the conflict minerals present in our products originate in the Covered Countries.

We are therefore required by the Final Rules to file with the SEC a Form SD and a Conflict Minerals Report as an exhibit thereto.

V.	Design of Due Diligence Measures

Actions designed its due diligence with respect to the source and chain of custody of the conflict minerals contained in its products based on the five-step framework set forth in the Second Edition of the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the supplements thereto (the “OECD Guidance”).

VI.	Due Diligence Measures Performed by Actions

Actions performed or intends to perform the following due diligence measures in accordance with the OECD Guidance and the Final Rules:

OECD Guidance Step #1: Establish Strong Company Management Systems

•	Actions intends to adopt a Conflict Minerals Policy (the “Conflict Minerals Policy”) that sets forth (i) its commitment to complying with the Final Rules, (ii) its expectations of its suppliers regarding supporting Actions’ compliance activities, and (iii) its policies and practices with respect to the engagement of suppliers and the implementation of risk mitigation measures.

•	The implementation of Actions’ RCOI and the conducting of due diligence on the source and chain of custody of Actions’ necessary conflict minerals are managed by Actions’ legal, quality assurance and supply chain departments. To the extent that red flags or other issues are identified in the supplier data acquisition or engagement processes, these issues and red flags will be addressed first by the responsible individuals within the legal, quality assurance and supply chain departments and then subsequently reported to and reviewed by the Audit Committee at regularly scheduled meetings of the Audit Committee on an annual basis.

•	The legal, quality assurance and supply chain staff responsible for conflict minerals compliance (i) have received training regarding conflict minerals compliance and (ii) are required to be familiar with Actions’ conflict minerals-related processes and procedures.

•	Records of material conflict minerals-related documentation are maintained electronically by Actions for a period of five (5) years from the date of creation.

•	Once adopted, Actions intends to provide existing suppliers with a copy of the Conflict Minerals Policy, and new suppliers will be provided with a copy of the Conflict Minerals Policy as part of Actions’ standard supplier onboarding process. In addition, Actions intends to add a conflict minerals compliance provision (the “Conflict Minerals Contractual Provision”) to Actions’ form manufacturing agreement requiring suppliers to (i) comply with the Conflict Minerals Policy, (ii) cooperate with Actions in providing the information required by the CMRT (as defined below) and (iii) update information provided in the CMRT to the extent such information becomes inaccurate as a result of changes in the circumstances of a supplier. Actions will request that the Conflict Minerals Contractual Provision be (i) incorporated into new manufacturing agreements and (ii) incorporated into existing manufacturing agreements when such agreements are negotiated for renewal.

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•	Interested parties can report improper activities in violation of the Conflict Minerals Rules or, once adopted, the Conflict Minerals Policy to the Audit Committee via email at anti-fraud@actions-semi.com. This email address is published on Actions’ website at http://www.actions-semi.com/en/antifraud.aspx.

OECD Guidance Step #2: Identify and Assess Risk in the Supply Chain

•	Actions requests that its suppliers complete in full the Electronic Industry Citizenship Coalition/Global e-Sustainability Initiative Conflict Minerals Reporting Template (the “CMRT”). The CMRT is used to provide Actions with information regarding its suppliers’ practices with respect to the sourcing of conflict minerals to enable it to comply with its requirements under the Final Rules.

•	Actions’ legal, quality assurance and supply chain departments manage the collection of information reported on the CMRT by its suppliers.

•	Actions utilizes a series of escalating responses to address the failure of a supplier to provide the information required by the CMRT.

OECD Guidance Step #3: Design and Implement a Strategy to Respond to Identified Risks

•	If, on the basis of red flags that are identified as a result of either (i) the supplier data acquisition or engagement processes or (ii) the receipt of information from other sources, Actions determines that there is a reasonable risk that a supplier is sourcing conflict minerals that are directly or indirectly financing or benefiting armed groups, Actions will employ a series of escalations.

•	Such escalations may range from prompt engagement with the supplier to resolve the sourcing issue, to requiring such supplier to implement a risk management plan (which plan may involve, as appropriate, remedial action up to and including disengagement from upstream suppliers), to disengagement by Actions from the applicable supplier.

OECD Guidance Step #4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Given that we do not have a direct relationship with the smelters and refiners that process the conflict minerals that are present in our products, we rely on the Conflict-Free Sourcing Initiative (the “CFSI”) to conduct third-party audits of smelters and refineries.

OECD Guidance Step #5: Report on Supply Chain Due Diligence

As required by the Final Rules, we have filed a Form SD and a Conflict Minerals Report as an exhibit thereto for the 2013 calendar year reporting period. The Form SD and Conflict Minerals Report are also available on our website at http://actions-semi.investorroom.com/index.php?s=127.

VII.	Smelters and Refineries Identified

As a result of Actions’ RCOI, 6 suppliers, representing approximately 9% of our suppliers and over 90% of our total purchase volume, provided completed CMRTs to Actions. Actions’ suppliers identified the names of 37 smelters and refineries from which they source conflict minerals. Of those smelters, 30 smelters and refineries, or approximately 81%, have been certified by the CFSI’s Conflict-Free Smelter Program (the “CFSP”). The remainder of the smelters and refineries are not, at this time, certified by the CFSP. With respect to these smelters and refineries, although we were not able to determine the mines of origin of the conflict minerals sourced from such smelters and refineries, we were able to determine their country locations. Attached as Addendum A to this CMR is a list of such country locations, grouped according to the specific conflict mineral processed by such smelters and refineries.

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VIII.	Steps to Mitigate Risk

In addition to the actions identified elsewhere in this CMR, Actions intends to take the following steps to mitigate the risk that its necessary conflict minerals benefit armed groups:

•	Continue to engage with suppliers to obtain complete CMRTs;

•	Encourage the development of supplier capabilities to perform conflict-minerals related due diligence by the implementation of risk mitigation measures, as appropriate; and

•	provide ongoing training regarding emerging best practices and other relevant topics to legal, quality assurance and supply chain staff responsible for conflict minerals compliance.

FORWARD LOOKING STATEMENTS

Statements relating to due diligence improvements are forward-looking in nature and are based on Actions’ management's current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors that may be outside of Actions’ control and that could cause actual events to differ materially from those expressed or implied by the statements made herein.

DOCUMENTS INCORPORATED BY REFERENCE

Unless otherwise stated herein, any documents, third party materials or references to websites (including Actions’) are not incorporated by reference in, or considered to be a part of this CMR, unless expressly incorporated by reference herein.

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Addendum A

Non-CFSP-Certified Smelter and Refinery Country Locations by Mineral

Mineral	Country Locations
Tin	Bolivia, Brazil, China, Indonesia, Japan, Malaysia, Peru, Thailand

Tantalum	China, Kazakhstan, United States

Tungsten	China

Gold	Australia, China, Germany, Japan, South Africa, Switzerland, United States